INTERCONTINENTAL RESOURCES, INC.
                15760 Ventura Blvd., Suite 700, Encino, CA 91436
                            Telephone: (818) 325-3848


January 3, 2007
                                                 Via EDGAR as Correspondence

Regina Balderas
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

            Re:  Our amended filings


Dear Ms. Balderas:

This is to confirm my statement in our telephone conversation that we expect to file our amended forms 10-KSB and 10-QSB no later than January 15, 2007. The delay is occasioned by illness resulting in staff absences at our independent accounting firm.

Please feel free to call on me at (818) 325-3848 for any further information or clarification.

Kindest regards,


/s/ Matthew Markin
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President, Chief Executive Officer,
Acting Chief Financial Officer